Exhibit 99

Whitewing Labs, Inc.

Pro Forma Condensed Balance Sheets (unaudited)

The following unaudited pro forma condensed balance sheets of Whitewing Labs, Inc. give effect to the disposition of the Company’s operating assets as if the transaction had occurred as of the respective dates presented herein. Pro forma results of operations for the year ended December 31, 2000 and for the nine months ended September 30, 2001 are not presented herein because the net assets disposed in the transaction constitute the complete operating business, and therefore pro forma information on operations would not be meaningful. Management expects monthly costs to operate and maintain the Company at its current inactive state to be approximately $10,000 — $11,000, and interest income to be approximately $6,500 per month.

	December 31, 2000

		Pro Forma	Pro Forma
	Historical	Adjustments	Balance

Cash and short-term investments	$564,443	$65,000	$629,443
Inventories	61,083	(61,083)	—
Note receivable	—	63,000	63,000
Other current assets	99,199	(99,199)	—

Total current assets	724,725	(32,282)	692,443
Furniture and equipment, net	19,505	(19,505)	—
Note receivable	—	137,000	137,000
Other assets	55,506	(55,506)	—

Total assets	$799,736	$29,707	$829,443

Current liabilities	$14,953	$(14,953)	$—
Shareholders’ equity	784,783	44,660	829,443

Total liabilities and shareholders’ equity	$799,736	$29,707	$829,443

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Whitewing Labs, Inc.

Pro Forma Condensed Balance Sheets (unaudited)

	September 30, 2001

		Pro Forma	Pro Forma
	Historical	Adjustments	Balance

Cash and short-term investments	$550,066	$65,000	$615,066
Inventories	64,579	(64,579)	—
Note receivable	—	63,000	63,000
Other current assets	103,874	(103,874)	—

Total current assets	718,519	(40,453)	678,066
Furniture and equipment, net	10,997	(10,997)	—
Note receivable	—	137,000	137,000
Other assets	57,349	(57,349)	—

Total assets	$786,865	$28,201	$815,066

Current liabilities	$26,186	$(26,186)	$—
Shareholders’ equity	760,679	54,387	815,066

Total liabilities and shareholders’ equity	$786,865	$28,201	$815,066

NOTE 1 – PRO FORMA PRESENTATION

The Company disposed of its net operating assets as of December 10, 2001. The total consideration received was $65,000 cash and a note receivable of $200,000. The pro forma balance sheets do not include adjustments to the selling price, if any, that might have resulted had the sale actually occurred as of the dates presented in the pro forma balance sheets.

NOTE 2 – NOTE RECEIVABLE

A $200,000 note receivable bears interest at 5% per annum and is due in 36 equal installments of approximately $6,000 beginning January 2002.

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